Exhibit 3.1

FIRST AMENDMENT TO BYLAWS

OF ALLOS THERAPEUTICS, INC.

(A DELAWARE CORPORATION)

Section 22 of the Bylaws of Allos Therapeutics, Inc. is amended and restated to read in its entirety as follows:

“Section 22.   Action Without Meeting.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.”